UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 9, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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Explanatory Note: The Company is resubmitting this Form 6-K/A to include the Letter n. 74/2018/CVM/SEP/GEA-2 translated to English, which was included in Portuguese from the original Form 6-K submission dated March 9, 2018 [sic], submitted on March 9, 2018.

 FIBRIA CELULOSE S.A. Publicly-Held Company Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21 Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793 MATERIAL FACT FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), in accordance with the article 157, paragraph 4th, of the Law n. 6.404/76, as amended (“Corporate Law”), and article 2 of CVM Instruction n. 358/2002, as amended (“ICVM 358/2002”), in response to the CVM Letter 74/2018/CVM/SEP/GEA-2 (Annex I), hereby informs its shareholders and the market in general that, after asking its controlling shareholders in respect of a potential association with Suzano in the terms of the above mentioned Letter, has obtained the following information: “In addition to the information disclosed to the market on February 19, 2018, in response to the Letter 211/2018-SAE of B3 S.A. – Brasil, Bolsa e Balcão, the controlling shareholders of Fibria, Votorantim S.A. and BNDES Participações S.A. – BNDESPAR, hereby inform that we are keeping discussions with Suzano and its controlling shareholders, aiming to evaluate a possible business involving Fibria and Suzano. The involved parties are yet analyzing the eventual possibilities to enable the transaction. However, there is no definition of terms and conditions for the conclusion of an eventual transaction. Fibria’s controlling shareholders affirm that, despite the negotiation, there is no certainty that such business will materialize. Aware of our responsibility under the applicable law and regulation, we reinforce our commitment to timely communicate any material development of this matter, if any.” Finally, the Company informs that it is not part of such negotiations and does not have any additional information. São Paulo, March 9, 2018. FIBRIA CELULOSE S.A. Guilherme Perboyre Cavalcanti Chief Financial and Investors Relations Officer

Free Translation of the Letter n. 74/2018/CVM/SEP/GEA-2 send by the Brazilian Stock Exchange Commission (CVM). Letter n 74/2018/CVM/SEP/GEA-2 Rio de Janeiro, March 8, 2018 To Mr. GUILHERME PERBOYRE CAVALCANTI Investors Relations Officer of FIBRIA CELULOSE S.A. Rua Fidêncio Ramos, 302, Torre B, 3º e 4º andares - Vila Olímpia 04551-010 São Paulo - SP Tel.: (11) 2138-4565 Fax: (11) 2138-4066 E-mail: ir@fibria.com.br With a copy to: emissores@b3.com.br; ana.pereira@b3.com.br; maiara.madureira@b3.com.br; marcelo.heliodorio@b3.com.br; nelson.ortega@b3.com.br Matter: Request of clarification about news conveyed on media Dear Mr. Officer, 1. We refer to the news conveyed on the Valor Econômico news and Infomoney, a worldwide web portal on March 5, 2018, entitled “Suzano and Fibria are close to announce a merger, sources say” and “Fibria and Suzano jump 5% after news inform that companies are close to a merger; 7 companies react to balance sheets”, in which the following information is stated: Suzano and Fibria are close to announce a merger, sources say By Ivo Ribeiro, Stella Fontes and Francisco Goés SÃO PAULO AND RIO (Updated at 12h11) Suzano Papel e Celulose and Fibria, the two world biggest eucalyptus pulp producers, are close to announce an agreement to combine its assets. The final format of the transaction is yet under discussion, but one of the defined assumptions is the exit of Votorantim of the business and the control of the new entity taken by Suzano, according to sources of the market. Shareholder of both, the Social and Economic Development National Bank (BNDES) shall keep a material shareholding participation on the new entity. Through its shareholding investment arm, the BNDESPar, the bank has 29,08% of Fibria and 6,86% of Suzano. In an interview to Valor, BNDES’ President, Paulo Rabello de Castro, has confirmed the discussions. Suzano speeds us to bind an agreement to by Fibria soon, due to the possibility that others interested parties – foreign competitors – could present aggressively binding proposals, ascertain Valor.

One of the biggest challenge at this moment is to conciliate the interests of buyers and sellers. Suzano looks for to reduce to the minimum possible the disbursement of resources in the transaction. At its turn, Votorantim has the intention to sell all of its shareholding at once. According to Fibria’s by-laws, in case Votorantim sells the 29,42% that holds in the company, the buyer will have to extend the offer to all the shareholders of the company. This will raise the amount of the transaction, considering the market prices, to something around US$ 10 billion, after discounting the net debt. Valor ascertained that an alternative to avoid the public acquisition offer (OPA), required in case of acquisition of 25% or more of Fibria’s shares, is that Votorantim receives a cash payment for up to 24,9% of its shareholding. And change the remaining 4,52% by shared of the new entity, remaining for a certain period as minority or as an investor. Further, Votorantim could sell these shares in the market. For this model prevail, it is also necessary the endorsement of BNDES and contemplate the internal concerns of the bank. BNDES would receive shares of the new entity in exchange of the 29,08% that holds on Fibria and the 6,68% on Suzano. According to sources, inside the public bank there is a group that defends the maintenance of the shareholding on the company resulted of the acquisition of Fibria by Suzano. Another defends that this is the time to monetize the investment made years ago by the bank in this sector and defends the sale of the shares at a good time for prices in the stock exchange. There is a dedicated team inside the bank to work on this matter. BNDES decision involves yet another strategic factor, according to market sources. Besides Suzano, there are others interested in Fibria and at least one of them, Paper Excellence (PE), would be looking into financing to offer 100% of Ermirio de Moraes pulp producer. With this, there is a risk of another company in this sector, and the greatest of them, going to foreign capital hands. The Indonesian PE has not hesitated in offering R$ 15 billion by Eldorado Brasil last September, from J&F Investmentos, removing many interested companies, including Fibria. According to the sources consulted by Valor, the controlling families of Suzano and Fibria understand that the most interesting operation passes by the combination of the two companies’ assets. However, other offers will not be ignored. Votorantim and Suzano were consulted by Valor and have not commented this subject. “In the face” Paulo Rabello de Castro has confirmed to Valor that the bank is discussing with Fibria’s and Suzano Papel e Celulose’s representatives about the possible merger between these two companies. According to BNDES’ President, there is a negotiation in course between these two companies and, in this discussion, the bank has had an active position. “We have discussed and we are integrated in this work that it is joining these two giants [of pulp and paper sector]”, said. Questioned about whether the discussions appoint to the possibility of a merger between Suzano and Fibria, Rabello de Castro answered: “It is in the face [obviously] that a merger is a possibility, but we are in a moment that nothing more can be said.”

Fibria and Suzano jump 5% of news inform that companies are close to a merger; 7 companies react to balance sheets. Lara Rizério Fibria (FIBR3) and Suzano (SUZB3) The shares of Fibria and Suzano soared at this session, after Valor Econômico advertises that the two world biggest eucalyptus pulp producer are close to announce an agreement to combine its assets. According to the news, the final format of the operation is yet in discussion, but one of the assumptions already defined is the exit of Votorantim of this business and the control of the new entity taken by Suzano, according to sources consulted by the news. According to sources consulted by the news, the controlling families of Suzano and Fibria understand that the most interesting operation passes by the combination of the two companies’ assets. However, other offers will not be ignored. Still in the companies’ radar, Fibria announces a new increase of the pulp price, from US$ 20 per ton to Europe and North America, and US$ 10 per ton to Asia, valid from 1st of April. Therefore, the new prices per region will be: US$ 1.050 per ton in Europe, US$ 1.230 per ton in North America and US$ 840 per ton in Asia. 2. In relation to the above, we request your manifestation on the truthfulness of the information released in the news, especially as regards the highlighted wordings, and, in case of positive manifestation, we request additional clarifications regarding the matter, as well as to inform the reasons why the company considered that the matter was not a Material Fact, according to the terms of CVM Rule No. 358/02. 3. Such manifestation shall include copy of this Letter and shall to be sent through the IPE System, category “Notice to the Market”, type “Clarifications to questions from CVM/B3”. The answer to the present manifestation request through the release of a Notice to the Market does not exempt the possible verification of responsibility for not disclosing a Material Fact timely, under the terms of CVM Rule No. 358/02. 4. We emphasize that, under the terms of Article 3 of CVM Rule No. 358/02, it is responsibility of the Investors Relations Officer to release and communicate CVM and, if it is the case, the stock exchange and the OTC market in which the market securities of the company are admitted for negotiation, any material act or fact that has taken place or that is related to its business, as well as to seek for the broad and immediate dissemination, simultaneously in all the markets in which the market securities are admitted for negotiation. 5. Please also remember the obligation set forth in the sole paragraph of Article 4 of CVM Rule No. 358/02, to inquire the Company’s managers and controlling shareholders, as well as all other people with access to material acts and facts, in order to verify whether any of they has knowledge of information that should be released to the market. 6. Note that CVM understands that, in case of leakage of information or in case the papers issued by the company atypically oscillate, the material fact shall be immediately released, even if the information refers to transactions under negotiation (not concluded), initial talks, viability studies or even the simple intention of enter into the transaction (see judgment of Process CVM RJ2006/592817 and PAS CVM No. 24/0518). If the material information escapes from the control of the management or it there if any atypical oscillation in the price or number of market securities issued by the publicly-held company or referred to them, the Investors Relation Officer shall inquire the people with access to material acts or facts in order to verify if any of them has knowledge of information that should be released to the market. If there is release of news in the press involving information yet not released by the issuer, by the IPE Module of Empresas.Net System, or the release of news that add new fact on an information already released, it is an obligation of the Company’s management and, especially, of the Investors Relation Officer to analyze the possible impact of the news on the negotiation and, if it is the case, manifest immediately about the related news, through Module IPE of Empresas.Net System, and not only after receiving a request from CVM or B3. 7. Thus, if a failure in the disclosure of material act of fact is identified, with no prejudice to the investigation of the possible use of privilege information, the Investors Relation Officer, as well as the controlling shareholders, other officers, members of the board of directors, the fiscal council and any groups with technical or consultation purposes, created by statutory provision, are subject to verification of responsibility for the possible breach to the referred Articles 3, 4, and 6 of CVM Rule No. 358/02 and to the articles 155, § 1º, and 157, § 4º of Brazilian Law No. 6,404/76, as applicable. 8. As regards the Companies Relation Supervisory – SEP, we alert that such administrative authority may, in the use of its legal attributes and, based on item II of Article 9, of Law No. 6,385/1976, and Article 7 in combination with Article 9 of CVM Rule No. 452/2007, determine the application of punitive fine, in the amount of R$ 1,000.00 (one thousand Brazilian reais), with no prejudice to any other administrative sanctions, for not complying with the present Letter, by March 9, 2018. Sincerely, Document eletronic signed by Guilherme Rocha Lopes, Manager, on March 8, 2018, at 15:54, according to the article 6, §1, of Decree n. 8.539, of October 8, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO